

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via E-mail
Elaine K Roberts
President and Chief Financial Officer
Oppenheimer Holdings Inc
125 Broad Street
New York, NY 10004

> **Re: Oppenheimer Holdings Inc**
> **Form 10-K**
> **Filed March 2, 2011**
> **File No. 001-12043**

Dear Ms. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Basis of Presentation, page 75

1. We note your disclosure that you adjusted for certain over-accruals in compensation and related expenses relating to prior periods during 2010. We further note that you have determined that the "out-of-period adjustments" were not material to any prior period. Please provide us with your materiality analysis related to these adjustments.

Balance Sheet Items

2. Securities purchased under agreements to resell and securities sold under agreements to repurchase, page 80

   Please provide us with the following information related to securities financing transactions which have been accounted for as sales:

   - Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

   - Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

   - Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

   - Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

   - Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

   - Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

   - Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

   - Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

4. Financial instruments

Other, page 85

3.   We note that the company purchased approximately $36.7 million in auction rate
     securities during the year pursuant to settlement agreements with regulators. Please tell
     us how the purchase price of the securities was determined. In your response, explain to
     us how the purchase price compares to the fair value of the securities as of December 31,
     2010.

13. Commitments and Contingencies, page 113

4.   We note that you have disclosed several litigation matters beginning on page 29 of your
     document. For each item, explain to us whether there is a reasonable possibility that a
     loss has been incurred and whether a loss or range of loss can be estimated. In addition,
     explain to us how you have met all of the disclosure requirements of ASC Topics 450-20-
     50-3 through 450-20-50-5 related to outstanding litigation.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

     You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned
at (202)551-3629 if you have any questions.

                                                    Sincerely,

                                                    /s/ Kevin Woody

                                                    Kevin Woody
                                                    Accounting Branch Chief